

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2023

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
4100 West Alameda Avenue, Suite 300
Burbank, CA 91505

      **Re:  StartEngine Crowdfunding, Inc.**
          **Post-Qualification Amendment to Form 1-A**
          **Filed February 13, 2023**
          **File No. 024-11806**

Dear Howard Marks:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Mateo at 202-551-3465 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance

cc:    Jamie Ostrow, Esq.